SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                Form 12b-25

                        NOTIFICATION OF LATE FILING

      Form 10-K    Form 20-F    Form 11-K   X    Form 10-Q    Form N-SAR
 ----          ----         ----          -----          ----

                 For the period ending: March 31, 2006

                    Commission file number 000-14047
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                      Liberty Diversified Holdings, Inc.
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                          Full Name of Registrant

                        600 Anton Blvd., 11th Floor
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         Address of Principle Executive Offices (street and number)

                              Costa Mesa, CA. 92626
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                            City, State and Zip Code

PART II - RULES 12B-25 (B) AND (C)

     If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

   X      (a)  The reasons described in reasonable detail in Part III of
-------        this form could not be eliminated without unreasonable
               effort of expense;

   X      (b)  The subject annual report, semi-annual report, transition
-------        report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or
               portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c)  The accountant's statements or other exhibit required by
-------        Rule 12b-25 (c) has been attached if applicable.



PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The quarterly report of the Registrant on Form 10-QSB could not be filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within five calendar days of the date the original report was due.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Ronald C. Touchard    (949)            718-0999
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     Name                Area Code      Telephone Number

(2) Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

           Yes    X   No
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     Form 10KSB for December 31, 2005 has not been filed as of the date of this filing. The Registrant plans on filing the 10KSB within the next five business days.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

            Yes   X   No
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     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                      Liberty Diversified Holdings, Inc.
                     -----------------------------------
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: May 16, 2006                   /S/ Ronald C. Touchard
                                     ----------------------------------------
                                         Ronald C. Touchard,
                                         Chief Executive Officer